Exhibit 99.1

NIO Inc. Provides March 2020 Delivery Update

•	Delivered 1,533 vehicles in March 2020

•	Delivered 3,838 vehicles in 2020 in total

•	Cumulative deliveries of ES8 and ES6 reached 35,751

SHANGHAI, China, April 7, 2020 (GLOBE NEWSWIRE) -- NIO Inc. (“NIO” or the “Company”) (NYSE: NIO), a pioneer in China’s premium electric vehicle market, today provided its March 2020 delivery results.

NIO delivered 1,533 vehicles in March 2020, representing a robust 116.8% month-over-month growth mainly contributed by our recovering production capacity. The deliveries consisted of 1,479 ES6s, the Company’s 5-seater high-performance premium electric SUV, and 54 ES8s, the Company’s 7-seater high-performance premium electric SUV and its 6-seater variant. The Company plans to commence deliveries of the all-new ES8 with more than 180 improvements in April 2020. As of March 31, 2020, cumulative deliveries of the ES8 and the ES6 reached 35,751 vehicles, of which 3,838 vehicles were delivered in the first quarter of 2020, 9.7% higher than the middle point of the Company’s delivery guidance for the first quarter of 2020.

“We are pleased to see the gradual recovery of our production in March, with special thanks to the great support from our supply chain partners since the second half of March,” said William Bin Li, founder, chairman and chief executive officer of NIO. “In parallel with our continued online sales efforts, our in-store visits have also witnessed a gradual pickup. With the continuous support from our loyal user community, we have seen increasing order backlog since February.”

Steven Feng, chief financial officer of NIO, added, “As the COVID-19 outbreak is largely brought under control in China at this stage, we will continue working closely with our supply chain partners to resume normal productions. Meanwhile, we remain committed to roll out NIO Spaces and integrate online and offline sales channels to further boost our order growth.”

About NIO Inc.

NIO Inc. is a pioneer in China’s premium electric vehicle market. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering premium smart electric vehicles and being the best user enterprise. NIO designs, jointly manufactures, and sells smart and connected premium electric vehicles, driving innovations in next generation technologies in connectivity, autonomous driving and artificial intelligence. Redefining the user experience, NIO provides users with comprehensive, convenient and innovative charging solutions and other user-centric services. NIO began deliveries of the ES8, a 7-seater high-performance premium electric SUV in China in June 2018, and its variant, the 6-seater ES8, in March 2019. NIO officially launched the ES6, a 5-seater high-performance premium electric SUV, in December 2018 and began the first deliveries of the ES6 in June 2019. NIO officially launched the EC6, a 5-seater smart premium electric coupe SUV, in December 2019 and plans to commence deliveries in 2020.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; its ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8 and ES6; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please visit: http://ir.nio.com

For investor and media inquiries, please contact:

NIO Inc.

Investor Relations

Tel: +86-21-6908-2018

Email: ir@nio.com

Source: NIO